UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Benson Hill, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

082490202

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082490202	Page 2 of 18

1	NAME OF REPORTING PERSONS GV 2017, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 287,632 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 287,632 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,632 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (3)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of the following securities of Benson Hill, Inc. (the “Issuer”) directly beneficially owned by GV 2017, L.P. (the “2017 Partnership”): (i) 281,918 shares of Common Stock; and (ii) 5,714 warrants which are exercisable for an equal number of shares of Common Stock. For the avoidance of doubt, the aforementioned numbers represent the reporting person’s beneficial ownership after adjustment for the Issuer’s reverse stock split (the “Reverse Stock Split”), pursuant to which, effective as of 4:01 p.m., Eastern Time, on July 18, 2024, every thirty-five (35) shares of the Issuer’s Common Stock issued and outstanding were automatically reclassified and combined into one (1) share of the Issuer’s Common Stock without any action on the part of the holders, and proportionate adjustments were made to the exercise prices and numbers of shares underlying the Issuer’s warrants, in accordance with the terms of the relevant warrant agreements, with no fractional shares issued. The aforementioned numbers also give effect to the cancellation by the Issuer of 41,231 shares of Common Stock (as adjusted for the Reverse Stock Split) previously reported as beneficially owned by the reporting person and held in an escrow account subject to an earn-out contingency until the achievement of certain stock price targets (“Earn-Out Shares”), pursuant to the terms of an escrow agreement (the “Escrow Agreement”) entered into by the Issuer on September 29, 2021 in connection with the Issuer’s business combination. On September 29, 2024, all of the Earn-Out Shares were automatically released by the escrow agent to the Issuer for cancellation, pursuant to the Escrow Agreement, because none of the stock price targets were achieved and, accordingly, none of the Earn-Out Shares vested.

(2)	The general partner of the 2017 Partnership is GV 2017 GP, L.P. (“2017 GP”). The general partner of 2017 GP is GV 2017 GP, L.L.C. (“2017 LLC”). The sole member of 2017 LLC is Alphabet Holdings LLC (“Alphabet Holdings”). The sole member of Alphabet Holdings is XXVI Holdings Inc. (“XXVI”). The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2017 GP, 2017 LLC, Alphabet Holdings, and XXVI may be collectively referred to as the “2017 Partnership Affiliates”). Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the securities directly beneficially owned by the 2017 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 6,119,590 shares of the Issuer’s Common Stock outstanding as of August 6, 2024 as reported by the Issuer in its Quarterly Report for the period ended June 30, 2024, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on August 8, 2024.

CUSIP No. 082490202	Page 3 of 18

1	NAME OF REPORTING PERSONS GV 2017 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 287,632 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 287,632 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,632 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (3)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of the following securities of the Issuer, which are directly beneficially owned by the 2017 Partnership: (i) 281,918 shares of Common Stock; and (ii) 5,714 warrants which are exercisable for an equal number of shares of Common Stock. The aforementioned numbers represent the reporting person’s beneficial ownership after adjustment for the Reverse Stock Split and after giving effect to the cancellation by the Issuer of 41,231 Earn-Out Shares (as adjusted for the Reverse Stock Split) previously reported as beneficially owned and held in an escrow account. Pursuant to the terms of the Escrow Agreement, on September 29, 2024, all of the Earn-Out Shares were automatically released by the escrow agent to the Issuer for cancellation, because none of the stock price targets associated with the contingencies for vesting of the Earn-Out Shares were achieved and, accordingly, none of the Earn-Out Shares vested.

(2)	The general partner of the 2017 Partnership is 2017 GP. The general partner of 2017 GP is 2017 LLC. The sole member of 2017 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2017 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 6,119,590 shares of the Issuer’s Common Stock outstanding as of August 6, 2024 as reported by the Issuer in its Quarterly Report for the period ended June 30, 2024, filed on Form 10-Q with the SEC on August 8, 2024.

CUSIP No. 082490202	Page 4 of 18

1	NAME OF REPORTING PERSONS GV 2017 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 287,632 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 287,632 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,632 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (3)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of the following securities of the Issuer, which are directly beneficially owned by the 2017 Partnership: (i) 281,918 shares of Common Stock; and (ii) 5,714 warrants which are exercisable for an equal number of shares of Common Stock. The aforementioned numbers represent the reporting person’s beneficial ownership after adjustment for the Reverse Stock Split and after giving effect to the cancellation by the Issuer of 41,231 Earn-Out Shares (as adjusted for the Reverse Stock Split) previously reported as beneficially owned and held in an escrow account. Pursuant to the terms of the Escrow Agreement, on September 29, 2024, all of the Earn-Out Shares were automatically released by the escrow agent to the Issuer for cancellation, because none of the stock price targets associated with the contingencies for vesting of the Earn-Out Shares were achieved and, accordingly, none of the Earn-Out Shares vested.

(2)	The general partner of the 2017 Partnership is 2017 GP. The general partner of 2017 GP is 2017 LLC. The sole member of 2017 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2017 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 6,119,590 shares of the Issuer’s Common Stock outstanding as of August 6, 2024 as reported by the Issuer in its Quarterly Report for the period ended June 30, 2024, filed on Form 10-Q with the SEC on August 8, 2024.

CUSIP No. 082490202	Page 5 of 18

1	NAME OF REPORTING PERSONS GV 2019, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 156,717 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 156,717 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,717 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6% (3)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 156,717 shares of the Issuer’s Common Stock, which are directly beneficially owned by GV 2019, L.P. (the “2019 Partnership”). This number represents the reporting person’s beneficial ownership after adjustment for the Reverse Stock Split and after giving effect to the cancellation by the Issuer of 24,403 Earn-Out Shares (as adjusted for the Reverse Stock Split) previously reported as beneficially owned and held in an escrow account. Pursuant to the terms of the Escrow Agreement, on September 29, 2024, all of the Earn-Out Shares were automatically released by the escrow agent to the Issuer for cancellation, because none of the stock price targets associated with the contingencies for vesting of the Earn-Out Shares were achieved and, accordingly, none of the Earn-Out Shares vested.

(2)	The general partner of the 2019 Partnership is GV 2019 GP, L.P. (“2019 GP”). The general partner of the 2019 GP is GV 2019 GP, L.L.C. (“2019 LLC”). The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2019 GP, 2019 LLC, Alphabet Holdings, and XXVI may be referred to as the “2019 Partnership Affiliates”). Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 6,119,590 shares of the Issuer’s Common Stock outstanding as of August 6, 2024 as reported by the Issuer in its Quarterly Report for the period ended June 30, 2024, filed on Form 10-Q with the SEC on August 8, 2024.

CUSIP No. 082490202	Page 6 of 18

1	NAME OF REPORTING PERSONS GV 2019 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 156,717 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 156,717 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,717 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6% (3)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 156,717 shares of the Issuer’s Common Stock directly beneficially owned by the 2019 Partnership. This number represents the reporting person’s beneficial ownership after adjustment for the Reverse Stock Split and after giving effect to the cancellation by the Issuer of 24,403 Earn-Out Shares (as adjusted for the Reverse Stock Split) previously reported as beneficially owned and held in an escrow account. Pursuant to the terms of the Escrow Agreement, on September 29, 2024, all of the Earn-Out Shares were automatically released by the escrow agent to the Issuer for cancellation, because none of the stock price targets associated with the contingencies for vesting of the Earn-Out Shares were achieved and, accordingly, none of the Earn-Out Shares vested.

(2)	The general partner of the 2019 Partnership is 2019 GP. The general partner of the 2019 GP is 2019 LLC. The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 6,119,590 shares of the Issuer’s Common Stock outstanding as of August 6, 2024 as reported by the Issuer in its Quarterly Report for the period ended June 30, 2024, filed on Form 10-Q with the SEC on August 8, 2024.

CUSIP No. 082490202	Page 7 of 18

1	NAME OF REPORTING PERSONS GV 2019 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 156,717 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 156,717 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,717 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6% (3)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 156,717 shares of the Issuer’s Common Stock directly beneficially owned by the 2019 Partnership. This number represents the reporting person’s beneficial ownership after adjustment for the Reverse Stock Split and after giving effect to the cancellation by the Issuer of 24,403 Earn-Out Shares (as adjusted for the Reverse Stock Split) previously reported as beneficially owned and held in an escrow account. Pursuant to the terms of the Escrow Agreement, on September 29, 2024, all of the Earn-Out Shares were automatically released by the escrow agent to the Issuer for cancellation, because none of the stock price targets associated with the contingencies for vesting of the Earn-Out Shares were achieved and, accordingly, none of the Earn-Out Shares vested.

(2)	The general partner of the 2019 Partnership is 2019 GP. The general partner of the 2019 GP is 2019 LLC. The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 6,119,590 shares of the Issuer’s Common Stock outstanding as of August 6, 2024 as reported by the Issuer in its Quarterly Report for the period ended June 30, 2024, filed on Form 10-Q with the SEC on August 8, 2024.

CUSIP No. 082490202	Page 8 of 18

1	NAME OF REPORTING PERSONS Alphabet Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 444,349 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 444,349 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,349 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (3)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of the following securities of the Issuer: (i) 281,918 shares of Common Stock directly beneficially owned by the 2017 Partnership; (ii) 156,717 shares of Common Stock directly beneficially owned by the 2019 Partnership; and (iii) 5,714 warrants exercisable for an equal number of shares of Common Stock, which are directly beneficially owned by the 2017 Partnership. For the avoidance of doubt, this number represents the reporting person’s aggregate beneficial ownership after adjustment for the Reverse Stock Split and after giving effect to the cancellation by the Issuer of an aggregate 65,634 Earn-Out Shares (as adjusted for the Reverse Stock Split) previously reported as beneficially owned and held in escrow. Pursuant to the terms of the Escrow Agreement, on September 29, 2024, all of the Earn-Out Shares were automatically released by the escrow agent to the Issuer for cancellation, because none of the stock price targets associated with the contingencies for vesting of the Earn-Out Shares were achieved and, accordingly, none of the Earn-Out Shares vested.

(2)	As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Holdings may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership and the 2019 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 6,119,590 shares of the Issuer’s Common Stock outstanding as of August 6, 2024 as reported by the Issuer in its Quarterly Report for the period ended June 30, 2024, filed on Form 10-Q with the SEC on August 8, 2024.

CUSIP No. 082490202	Page 9 of 18

1	NAME OF REPORTING PERSONS XXVI Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 444,349 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 444,349 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,349 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (3)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of the following securities of the Issuer: (i) 281,918 shares of Common Stock directly beneficially owned by the 2017 Partnership; (ii) 156,717 shares of Common Stock directly beneficially owned by the 2019 Partnership; and (iii) 5,714 warrants exercisable for an equal number of shares of Common Stock, which are directly beneficially owned by the 2017 Partnership. For the avoidance of doubt, this number represents the reporting person’s aggregate beneficial ownership after adjustment for the Reverse Stock Split and after giving effect to the cancellation by the Issuer of an aggregate 65,634 Earn-Out Shares (as adjusted for the Reverse Stock Split) previously reported as beneficially owned and held in escrow. Pursuant to the terms of the Escrow Agreement, on September 29, 2024, all of the Earn-Out Shares were automatically released by the escrow agent to the Issuer for cancellation, because none of the stock price targets associated with the contingencies for vesting of the Earn-Out Shares were achieved and, accordingly, none of the Earn-Out Shares vested.

(2)	As described more specifically in the footnotes to the tables set forth hereinabove, XXVI may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership and the 2019 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 6,119,590 shares of the Issuer’s Common Stock outstanding as of August 6, 2024 as reported by the Issuer in its Quarterly Report for the period ended June 30, 2024, filed on Form 10-Q with the SEC on August 8, 2024.

CUSIP No. 082490202	Page 10 of 18

1	NAME OF REPORTING PERSONS Alphabet Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 444,349 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 444,349 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,349 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (3)
12	TYPE OF REPORTING PERSON CO, HC

(1)	Consists of the following securities of the Issuer: (i) 281,918 shares of Common Stock directly beneficially owned by the 2017 Partnership; (ii) 156,717 shares of Common Stock directly beneficially owned by the 2019 Partnership; and (iii) 5,714 warrants exercisable for an equal number of shares of Common Stock, which are directly beneficially owned by the 2017 Partnership. For the avoidance of doubt, this number represents the reporting person’s aggregate beneficial ownership after adjustment for the Reverse Stock Split and after giving effect to the cancellation by the Issuer of an aggregate 65,634 Earn-Out Shares (as adjusted for the Reverse Stock Split) previously reported as beneficially owned and held in escrow. Pursuant to the terms of the Escrow Agreement, on September 29, 2024, all of the Earn-Out Shares were automatically released by the escrow agent to the Issuer for cancellation, because none of the stock price targets associated with the contingencies for vesting of the Earn-Out Shares were achieved and, accordingly, none of the Earn-Out Shares vested.

(2)	As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Inc. may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership and the 2019 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 6,119,590 shares of the Issuer’s Common Stock outstanding as of August 6, 2024 as reported by the Issuer in its Quarterly Report for the period ended June 30, 2024, filed on Form 10-Q with the SEC on August 8, 2024.

CUSIP No. 082490202	Page 11 of 18

This Amendment No. 2 (this “Amendment”) amends the Statement (the “Statement”) on Schedule 13G initially filed by the Reporting Persons (as defined in Item 2(a) below) on February 14, 2022 with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1, filed on February 10, 2023. This Amendment amends the Statement as set forth herein.

Item 1(a).	Name of Issuer.

Benson Hill, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

1001 North Warson Road, Suite 300

St. Louis, MO 63132

Item 2(a).	Name of Persons Filing.

GV 2017, L.P., a Delaware limited partnership (the “2017 Partnership”)

GV 2017 GP, L.P., a Delaware limited partnership (“2017 GP”)

GV 2017 GP, L.L.C., a Delaware limited liability company (“2017 LLC”)

GV 2019, L.P., a Delaware limited partnership (the “2019 Partnership”)

GV 2019 GP, L.P., a Delaware limited partnership (“2019 GP”)

GV 2019 GP, L.L.C., a Delaware limited liability company (“2019 LLC”)

Alphabet Holdings LLC, a Delaware limited liability company (“Alphabet Holdings”)

XXVI Holdings Inc., a Delaware corporation (“XXVI”), and

Alphabet Inc., a Delaware corporation (“Parent” and, together with the 2017 Partnership, 2017 GP, 2017 LLC, the 2019 Partnership, 2019 GP, 2019 LLC, Alphabet Holdings, and XXVI, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is:

1600 Amphitheatre Parkway

Mountain View, CA 94043

Item 2(c).	Citizenship.

Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.0001 per share

CUSIP No. 082490202	Page 12 of 18

Item 2(e).	CUSIP Number.

082490202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this Amendment shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of September 30, 2024, the Reporting Persons may be deemed to beneficially own an aggregate 444,349 shares of the Issuer’s Common Stock.

The 2017 Partnership is the direct beneficial owner of 287,632 of the securities described in the preceding paragraph, which securities consist of the following: (i) 281,918 shares of Common Stock and (ii) 5,714 warrants which are exercisable for an equal number of share of Common Stock. 2017 GP is the general partner of the 2017 Partnership, and 2017 LLC is the general partner of 2017 GP. As such, 2017 GP and 2017 LLC may each be deemed to indirectly beneficially own the securities directly beneficially owned by the 2017 Partnership.

CUSIP No. 082490202	Page 13 of 18

The 2019 Partnership is the direct beneficial owner of 156,717 shares of the Issuer’s Common Stock described in the second paragraph of this Item 4(a). 2019 GP is the general partner of the 2019 Partnership, and 2019 LLC is the general partner of 2019 GP. As such, 2019 GP and 2019 LLC may each be deemed to indirectly beneficially own the securities directly beneficially owned by the 2019 Partnership.

Additionally: (i) Alphabet Holdings is the sole managing member of both 2017 LLC and 2019 LLC; (ii) XXVI is the sole managing member of Alphabet Holdings; and (iii) Parent is the controlling stockholder of XXVI. As such, for purposes of Section 13(d) of the Exchange Act, each of Alphabet Holdings, XXVI, and Parent may be deemed to indirectly beneficially own all of the Issuer’s securities directly or indirectly beneficially owned by each of the other Reporting Persons, comprising an aggregate total of 444,349 shares of the Issuer’s capital stock.

For the avoidance of doubt, the numbers reported in this Amendment represent the Reporting Persons’ beneficial ownership after adjustment for the Issuer’s reverse stock split (the “Reverse Stock Split”), pursuant to which, effective as of 4:01 p.m., Eastern Time, on July 18, 2024, every thirty-five (35) shares of the Issuer’s Common Stock issued and outstanding were automatically reclassified and combined into one (1) share of the Issuer’s Common Stock without any action on the part of the holders, and proportionate adjustments were made to the exercise prices and numbers of shares underlying the Issuer’s warrants, in accordance with the terms of the relevant warrant agreements, with no fractional shares issued.

The numbers reported in this Amendment also give effect to the cancellation by the Issuer, on September 29, 2024, of 41,231 shares of the Issuer’s Common Stock directly held of record by the 2017 Partnership and 24,403 shares of the Issuer’s Common Stock directly held of record by the 2019 Partnership (in each case, as adjusted for the Reverse Stock Split), which were previously reported as directly or indirectly beneficially owned by the Reporting Persons and held in escrow pursuant to an earn-out escrow agreement (the “Escrow Agreement”) entered into by the Issuer on September 29, 2021 in connection with the Issuer’s business combination. Pursuant to the Escrow Agreement, certain of the Issuer’s shares of Common Stock (the “Earn-Out Shares”) were held in escrow subject to an earn-out contingency until the achievement by no later than September 29, 2024 of certain stock price targets. On September 29, 2024, pursuant to the terms of the Escrow Agreement, all of the Earn-Out Shares were automatically released by the escrow agent to the Issuer for cancellation, because none of the stock price targets were achieved and, accordingly, none of the Earn-Out Shares vested.

The foregoing description of the Escrow Agreement and the terms governing the Earn-Out Shares is not complete and is qualified in its entirety by reference to the full text of the Escrow Agreement, which was filed by the Issuer with the SEC on October 5, 2021, as Exhibit 10.2 to the Issuer’s Current Report filed on Form 8-K (File No. 001-39835).

Neither the filing of the Statement nor this Amendment shall be construed as an admission that: (i) the 2017 Partnership, 2017 GP and 2017 LLC (collectively, the “2017 Affiliates”), on the one hand, or (ii) the 2019 Partnership, 2019 GP and 2019 LLC (collectively, the “2019 Affiliates”), on the other hand, is or has been, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the direct or indirect beneficial owner of any of the Issuer’s securities reported herein as beneficially owned by the other. The 2017 Affiliates and the 2019 Affiliates (each, an “Affiliate Group”) expressly disclaim beneficial ownership of the securities beneficially owned by the other Affiliate Group.

CUSIP No. 082490202	Page 14 of 18

(b)	Percent of Class:

As of September 30, 2024, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 7.3% of the Issuer’s outstanding Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 4.7%, directly to the 2017 Partnership and indirectly to each of 2017 GP and 2017 LLC; (ii) 2.6%, directly to the 2019 Partnership and indirectly to each of 2019 GP and 2019 LLC; and (ii) 7.3%, indirectly to each of Alphabet Holdings, XXVI, and Parent.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 6,119,590 shares of the Issuer’s Common Stock outstanding as of August 6, 2024 as reported by the Issuer in its Quarterly Report for the period ended June 30, 2024, filed with the SEC on Form 10-Q on August 8, 2024.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
2017 Partnership	0
2017 GP	0
2017 LLC	0
2019 Partnership	0
2019 GP	0
2019 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(ii)	Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
2017 Partnership	287,632
2017 GP	287,632
2017 LLC	287,632
2019 Partnership	156,717
2019 GP	156,717
2019 LLC	156,717
Alphabet Holdings	444,349
XXVI	444,349
Parent	444,349

CUSIP No. 082490202	Page 15 of 18

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2017 Partnership	0
2017 GP	0
2017 LLC	0
2019 Partnership	0
2019 GP	0
2019 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(iv)	Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2017 Partnership	287,632
2017 GP	287,632
2017 LLC	287,632
2019 Partnership	156,717
2019 GP	156,717
2019 LLC	156,717
Alphabet Holdings	444,349
XXVI	444,349
Parent	444,349

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following     ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances described more specifically in the respective: (i) limited partnership agreements of the 2017 Partnership, the 2019 Partnership, 2017 GP, and 2019 GP and (ii) limited liability company agreements of 2017 LLC and 2019 LLC, the general and limited partners or members, as the case may be, of each of such Reporting Persons may be deemed to have the right to receive dividends from, or proceeds from the sale of, the Issuer’s securities directly or indirectly owned by each Reporting Person of which it is a general partner, limited partner, or member.

CUSIP No. 082490202	Page 16 of 18

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 082490202	Page 17 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GV 2017, L.P.		GV 2019, L.P.

By: GV 2017 GP, L.P., its General Partner		By: GV 2019 GP, L.P., its General Partner
By: GV 2017 GP, L.L.C., its General Partner		By: GV 2019 GP, L.L.C., its General Partner

By:	/s/ Inga Goldbard	By:	/s/ Inga Goldbard
Name:	Inga Goldbard	Name:	Inga Goldbard
Title:	General Counsel	Title:	General Counsel
Dated:	November 8, 2024	Dated:	November 8, 2024

GV 2017 GP, L.P.		GV 2019 GP, L.P.

By: GV 2017 GP, L.L.C., its General Partner		By: GV 2019 GP, L.L.C., its General Partner

By:	/s/ Inga Goldbard	By:	/s/ Inga Goldbard
Name:	Inga Goldbard	Name:	Inga Goldbard
Title:	General Counsel	Title:	General Counsel
Dated:	November 8, 2024	Dated:	November 8, 2024

GV 2017 GP, L.L.C.		GV 2019 GP, L.L.C.

By:	/s/ Inga Goldbard	By:	/s/ Inga Goldbard
Name:	Inga Goldbard	Name:	Inga Goldbard
Title:	General Counsel	Title:	General Counsel
Dated:	November 8, 2024	Dated:	November 8, 2024

CUSIP No. 082490202	Page 18 of 18

ALPHABET HOLDINGS LLC		XXVI HOLDINGS INC.

By:	/s/ Kathryn W. Hall	By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall	Name:	Kathryn W. Hall
Title:	Secretary	Title:	Assistant Secretary
Dated:	November 8, 2024	Dated:	November 8, 2024

ALPHABET INC.

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Assistant Secretary
Dated:	November 8, 2024